Schroder Investment Management North America Inc.
875 Third Avenue, New York, NY 10022-6225

February 28, 2006

Schroder Series Trust
875 Third Avenue (22nd Floor)
New York, New York 10022

Re:   Fee Waivers and Expense Reimbursements

Dear Ladies and Gentlemen:

This is to inform you that we hereby agree, until February 28, 2007, to reduce the compensation we are entitled to receive as investment adviser of Schroder
Enhanced Income Fund, Schroder U.S. Core Fixed Income Fund, Schroder Municipal
Bond Fund, and Schroder Short-Term Municipal Bond Fund, and, if necessary, to pay other expenses attributable to the Investor Shares and Advisor Shares of each such fund (other than interest, taxes, and extraordinary expenses) to the extent that the Fund's total operating expenses attributable to its Investor
Shares and Advisor Shares exceed the following annual rates (based on the average net assets of each fund taken separately):

SCHRODER SERIES TRUST

                                                Investor Shares   Advisor Shares
                                                ---------------   --------------

   Schroder Enhanced Income Fund                     0.40%            0.65%
   Schroder U.S. Core Fixed Income Fund              0.40%            0.65%
   Schroder Municipal Bond Fund                      0.55%            0.80%
   Schroder Short-Term Municipal Bond Fund           0.55%            0.80%

Sincerely,

Schroder Investment Management
North America Inc.

By: /s/ Carin F. Muhlbaum
    ---------------------------
Name:  Carin F. Muhlbaum
Title: SVP